UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 23, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, based on the preliminary consolidated financial information at March 31, 2018.

At March 31,
2018
€
(in millions)
Borrowings and Indebtedness
Short-term borrowing	10,351
Short-term derivative financial instruments *	250
Total short-term borrowings	10,601

Long-term borrowings	32,908
Long-term derivative financial instruments *	2,133
Total long-term borrowings	35,041

Total borrowings and indebtedness	45,642

Share Capital
Called up share capital (28,814,803,308 ordinary shares allotted, issued and fully paid)	4,796
Treasury shares held (2,139,038,029 shares)	(8,463)
Additional paid-in capital	150,197
Retained losses	(106,695)
Accumulated other recognised income and expense	27,805
Total non-controlling interests	967

Total equity and shareholders’ funds	68,607

Total Capitalization and Indebtedness	114,249

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)            At March 31, 2018, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling €5,029 million.

(2)            At March 31, 2018, the Group had cash and cash equivalents of €4,674 million, short term investments of €6,152 million, cash collateral of €718 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of €2,629 million, giving total net borrowings and indebtedness of €31,469 million.

(3)            The Group’s outstanding euro commercial paper, reported within short term borrowings in the above table, increased by €2,185 million between March 31, 2018 and May 18, 2018.

(4)            Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 23, 2018	By:	By:	/s/ Neil Garrod
		Name:	Neil Garrod
		Title:	Group Treasury Director